UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 5 - 2013 issued by TORM A/S to The Copenhagen Stock Exchange on March 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: March 20, 2013	By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Chief Executive Officer

Exhibit 99.1

TORM A/S – Notice and complete proposals for annual general meeting 2013

Enclosed please find the notice of and the complete proposals for the Annual General Meeting of directors and shareholders of TORM A/S to be held on 11 April 2013.

Contact TORM A/S Flemming Ipsen, Chairman, tel.: +45 3917 9200 Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 110 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 5 / 15 March 2013	Notice and complete proposals for AGM 2013	Page 1 of 8

Attention:
Shareholders in TORM A/S

Hellerup, 15 March 2013

Annual General Meeting in TORM A/S – 11 April 2013
Shareholders in TORM A/S are hereby invited to the Annual General Meeting (AGM) on Thursday, 11
April 2013 at 10:00 am CET at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg.

Agenda and complete proposals
The agenda and complete proposals from the Board of Directors are enclosed.

The Board of Directors would like to highlight proposal 7.b. regarding an authorization to terminate the Company's American Depositary Receipt ("ADR") program and in this connection allow the Company to acquire own shares as well as delist the Company's American Depository Shares ("ADS") from Nasdaq Capital Market, USA, and deregister the Company's securities under the U.S. Securities Exchange Act of 1934, as amended. The Board of Directors finds that it would be in the interest of the Company due to the limited size of the ADR program and the costs involved with a listing on Nasdaq and the reporting and filing obligations under the U.S. Exchange Act. The ADR program represents approximately 0.5% of the Company's total share capital, following the capital increase carried out in connection with the Company's restructuring in November 2012.

Introduction of electronic communication
The Board of Directors has decided to exercise the authorization to introduce electronic communication with effect from 12 April 2013. TORM has enclosed a separate form on this matter and will also make information available about the procedures for the use of electronic communication on the Company's website www.torm.com.

The Board of Directors hopes that you as a shareholder will support TORM by participating in the AGM or by submitting your vote either by proxy or postal vote.

Yours sincerely
On behalf of the Board of Directors

Flemming Ipsen
Chairman of the Board of Directors

Announcement no. 5 / 15 March 2013	Notice and complete proposals for AGM 2013	Page 2 of 8

P.S. Please note that there will be no buffet or cold refreshments at the AGM.

NOTICE CONVENING THE ANNUAL GENERAL MEETING

Notice is hereby given in accordance with Article 5 of the Articles of Association of TORM A/S (CVR no. 22460218) that the Annual General Meeting (AGM) will be held on:

Thursday, 11 April 2013 at 10:00 am (CET)

at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg with the following

AGENDA

1.	The Board of Director's report on the activities of the Company in the past year
2.	Adoption of the Annual Report for 2012
3.	The Board of Director's proposal for provision for losses in accordance with the adopted Annual Report
4.	Resolution to discharge the members of the Board of Directors and the Executive Management from liability
5.	Election of members to the Board of Directors
6.	Appointment of auditor
7.	Proposals from the Board of Directors
a.	Approval of the level of remuneration of the Board of Directors for the year 2013
b.
Authorization of the Board of Directors to terminate the Company's American Depositary Receipt ("ADR") program and in this connection allow the Company to acquire own shares as well as delist the Company's American Depository Shares ("ADS") from Nasdaq Capital Market, USA and deregister the Company's securities under the U.S. Securities Exchange Act of 1934, as amended

8.	Any other business

***

Adoption requirements

The AGM is only legally competent to transact business when at least one-third of the share capital is represented (quorum), see also Article 10.1 of the Articles of Association.

Adoption of the proposals under items 2, 3, 4, 6, 7.a and 7.b is subject to a simple majority of votes, see also Article 10.2 of the Articles of Association. No board members are up for re-election pursuant to Article 12.2 of the Articles of Association, and no further board members are proposed by the Board of Directors to be elected by the AGM under item 5.

Form of notice and availability of information

Notice convening the AGM will be sent to all shareholders registered in the Company's register of shareholders and/or ADR holders who have registered their holdings with the Company and who have so requested. Notice will also be announced through the Danish Business Authority's IT system and on the Company's website, www.torm.com.

This notice including the agenda, the complete proposals, information on the total number of shares and voting rights on the date of the notice and the forms to be used for proxy voting and postal voting and documents to be presented at AGM including the Company's Annual Report for 2012, will be available at the offices of the Company and on the Company's website, www.torm.com, in the period from Wednesday 20 March 2013 at the latest and until and including the date of the AGM.

Announcement no. 5 / 15 March 2013	Notice and complete proposals for AGM 2013	Page 3 of 8

Admission cards, proxy and postal voting

Admission and voting cards, see also Article 8.1 of the Articles of Association, to the AGM may be obtained against presentation of appropriate documentation (VP reference number) on or before Monday, 8 April 2013 at 11:59 pm CET in one of the following ways:

-
by returning the attached registration form to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, fully completed and duly signed, via e-mail to vpinvestor@vp.dk, by fax to +45 4358 8867, or

-	by contacting VP Investor Services A/S at tel. +45 4358 8893, or

-	on www.uk.vp.dk/agm

Shareholders unable to attend the AGM may by use of the Proxy Form either:

-	grant proxy to a named third party. The proxy holder will receive an admission card from VP Investor Services A/S, which must be brought to AGM, or

-	grant proxy to the Board of Directors. If so, votes will be cast in accordance with the Board of Directors' recommendations, or

-	authorize the Board of Directors to vote on the shareholder's behalf as indicated in the check boxes

If a shareholder chooses to be represented by proxy, the Proxy Form shall be returned to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, or by fax, +45 4358 8867, in time for the Proxy Form to be received by VP Investor Services A/S on or before Monday, 8 April 2013 at 11:59 pm CET.

Proxy may also be granted electronically on VP Investor Services A/S' website, www.uk.vp.dk/agm, on or before Monday, 8 April 2013 at 11:59 pm CET.

A shareholder may also choose to vote by postal voting. The Postal Voting Form must be returned, fully completed and duly signed, to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, via e-mail to vpinvestor@vp.dk, or by fax, +45 4358 8867, in time for the Postal Voting Form to be received by VP Investor Services A/S on or before Wednesday, 10 April 2013 at 12.00 pm CET. The Postal Voting Form cannot be withdrawn by the shareholder once returned to VP Investor Services A/S.

Please be advised that shareholders cannot vote by both proxy and postal vote.

Announcement no. 5 / 15 March 2013	Notice and complete proposals for AGM 2013	Page 4 of 8

Share capital and voting rights

On the date of this notice, the Company's share capital is DKK 7,280,000.00 divided into shares of DKK 0.01 each or any multiples thereof. Each shareholding of DKK 0.01 entitles the holder to one vote at the AGM.

However, the exercise of voting rights is subject to the shares having been registered in the Company's register of shareholders, or the shareholder having notified the Company with the purpose of registration in the register of shareholders, on or before the registration date, Thursday, 4 April 2013, see also Article 8.1 of the Articles of Association and Section 84 of the Danish Companies Act, and the shareholder having obtained an admission card or submitted a postal vote or a Proxy Form in due time.

Questions from shareholders

Any questions from shareholders regarding the agenda and the documentation relating to the AGM must be presented in writing and be sent to the management by e-mail to MAN@torm.com no later than the day before the AGM. Replies to such questions will be provided either in writing or orally at the AGM. Written replies will be available at the Company's website, www.torm.com.

Introduction of electronic communication

Under Article 6.1 of the Articles of Association, the Board of Directors is authorized to determine the date for introduction of electronic communication pursuant to Articles 6.3–6.6 and at the same time make all necessary amendments to the Articles of Association.

The Board of Directors has decided to exercise this authorization with effect from 12 April 2013 and will provide further information to shareholders entered in the Company's register of shareholders  as well as make information available about the procedures for the use of electronic communication on the Company's website, www.torm.com.

Hellerup, 15 March 2013

The Board of Directors

Announcement no. 5 / 15 March 2013	Notice and complete proposals for AGM 2013	Page 5 of 8

AGM of shareholders of TORM A/S, CVR no. 22460218, to be held Thursday, 11 April 2013 at 10:00 am CET at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg:

COMPLETE PROPOSALS

1.	The Board of Director's report on the activities of the Company in the past year

The report is not up for vote.

2.	Adoption of the Annual Report 2012

The Board of Directors proposes that the Annual Report 2012 be adopted.

3.	The Board of Director's proposal for provision for losses in accordance with the adopted Annual Report

The Board of Directors proposes that no dividends be distributed for the financial year 2012 and it be proposed that the net result for the year (for the parent company) of USD - 481 million be carried forward. The net result for the year on a consolidated basis amounts to USD - 581 million.

4.	Resolution to discharge the members of the Board of Directors and the Executive Management from liability

The Board of Directors proposes that the members of the Board of Directors and the Executive Management be discharged from liability.

5.	Election of members to the Board of Directors

No board members are up for re-election at the AGM pursuant to Article 12.2 of the Articles of Association, and no further board members are proposed by the Board of Directors to be elected by the AGM.

6.	Appointment of auditor

The Board of Directors proposes re-election of Deloitte Statsautoriseret Revisionspartnerselskab.

7.	Proposals from the Board of Directors:

a.	Approval of the level of remuneration of the Board of Directors for the year 2013

Motivated by the Danish Recommendations on Corporate Governance from 2011, the Board of Directors proposes approval of the level of the remuneration for 2013 as follows:

▪
The Chairman of the Board of Directors receives a fee of USD 200,000. The Chairman may receive an additional USD 1,500 per meeting physically in the Company's offices or offsite beyond 10 board meetings and one weekly meeting.

▪
Other members of the Board of Directors each receive a fee of USD 75,000. The board members may receive an additional USD 1,500 per meeting physically in the Company's offices or offsite beyond 10 board meetings.

Announcement no. 5 / 15 March 2013	Notice and complete proposals for AGM 2013	Page 6 of 8

▪	The Chairman of the Audit Committee receives a fee of USD 50,000 and each of the committee members receives a fee of USD 25,000.

▪	The members of the Remuneration Committee receive a fee of USD 12,500.

Board members are reimbursed for travelling and accommodation expenses incurred in connection with performing their duties in the Board of Directors. No travel allowance is paid.

b.
Authorization of the Board of Directors to terminate the Company's American Depositary Receipt ("ADR") program and in this connection allow the Company to acquire own shares as well as delist the Company's American Depository Shares ("ADS") from Nasdaq Capital Market, USA and deregister the Company's securities under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Securities Exchange Act")

The Board of Directors proposes that it be authorized to permit the Company to terminate its ADR program by terminating the Company's Depositary Agreement, which governs the ADR program, with Deutsche Bank Trust Company Americas. The ADR program represents approximately 0.5% of the Company's total share capital following the capital increase carried out in connection with the Company's restructuring in November 2012.

In connection with the termination of the ADR program, the Board of Directors also proposes that it be authorized, in the period until the end of 2015, to permit the Company to acquire an amount of its own shares, up to a total nominal amount of DKK 145,600, corresponding to 2% of the Company's share capital and subject to a total holding limit of up to 3% of the share capital. The shares may only be repurchased at a price equal to the share price quoted at the time of purchase, subject to a deviation of up to 10%.

The Board of Directors also proposes that it be authorized to permit the Company to request that Nasdaq delists the Company's securities from trading on the Nasdaq Capital Market, USA. Upon completion of the delisting, the Company would no longer have its securities listed on a stock exchange in the United States.

The Board further proposes that it be authorized to permit the Company to deregister its securities under the U.S. Securities Exchange Act. Upon the completion of this process the Company would no longer be subject to certain reporting and filing requirements under the U.S. Securities Exchange Act.

The Board of Directors has determined that termination of the Company's ADR program, delisting its securities from Nasdaq, USA and deregistering its securities under the Securities Exchange Act would be in the interest of the Company due to the limited size of the ADR program and the costs involved with a listing on Nasdaq and the reporting and filing obligations under the U.S. Securities Exchange Act. The timing of the termination of the ADR program, and the delisting and deregistration of the Company's securities is subject to certain contractual obligations and certain U.S. securities regulation.

The authorization to initiate these four actions shall expire at the end of 2015.

8.	Any other business

***

Announcement no. 5 / 15 March 2013	Notice and complete proposals for AGM 2013	Page 7 of 8

Announcement no. 5 / 15 March 2013	Notice and complete proposals for AGM 2013	Page 8 of 8